July 28, 2015

VIA EDGAR AND HAND DELIVERY

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Arthur J. Gallagher & Co.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 13, 2015

Form 10-Q for the Quarter Ended March 31, 2015

Filed April 28, 2015

File No. 001-09761

Dear Mr. Rosenberg:

On behalf of Arthur J. Gallagher & Co. (“we,” “us,” “our,” or the “Company”), this letter responds to your letter, dated July 16, 2015 (the “Comment Letter”), regarding the above-referenced report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Quarterly Report”), filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2015. The comment of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) is set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraph below corresponds to the heading and numbered comment in the Comment Letter. The response of the Company is set forth in ordinary type beneath the comment of the Staff appearing in bold type.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Notes to March 31, 2015 Consolidated Financial Statements (Unaudited)

1.	Nature of Operations and Basis of Presentation

1.	You state that you changed your presentation of noncontrolling interest in the current period making conforming changes to the prior period and that previously you included noncontrolling interest in operating expenses and other non-current liabilities. Please tell us why you have not presented this change as an error correction and restated prior periods’ financial statements.

As described in the Quarterly Report, we obtained control, effective January 1, 2015, of a partially-owned subsidiary in our Brokerage segment, which had previously been uncontrolled and was accounted for using the equity method of accounting. As a result of our obtaining control, we consolidated its financial results effective January 1, 2015. This subsidiary affects the results of one of our core operating segments (the Brokerage segment), has a relatively large remaining non-controlling interest and has the potential for future growth. In addition, as part of our recent expansion into Latin America, we are beginning to take positions in firms where we have control but only partial ownership, and therefore will need to consolidate the financial results of such firms. Because of these changes in our business, in connection with our Quarterly Report filing, we began separately presenting non-controlling interest in our consolidated financial statements in accordance with U.S. GAAP. As further explained below, non-controlling interest was not material to our consolidated financial statements and was netted in operating expense and other noncurrent liabilities in our consolidated statement of earnings and balance sheet, respectively.

Arthur J. Gallagher & Co.

File No. 001-09761

Prior to January 1, 2015, our non-controlling interests were primarily related to our tax-advantaged clean energy investments, which are reported in the Corporate segment; in addition to our clean energy investments, the Corporate segment reports financial information related to our debt, external acquisition-related expenses and other corporate costs, and is generally not the primary focus of investor interest. After consideration of quantitative and qualitative factors, we concluded that the non-controlling interests were immaterial to users of our consolidated financial statements.

Set forth below is our materiality assessment of the change in our presentation of non-controlling interests as it relates to prior periods. We believe that this analysis supports our conclusion that prior periods’ consolidated financial statements are not materially misstated as a result of this error. Accordingly, upon converting to the proper presentation beginning with the Quarterly Report filing (for the reasons noted), we concluded prior periods did not require restatement. However, for comparative purposes, we elected to adjust our previously reported financial statements on a consistent basis with the current presentation. We will include a chart in Note 1 to our financial statements included in our Form 10-Q for the period ended June 30, 2015 to illustrate clearly the effect of the correction on our consolidated financial statements.

Materiality Assessment of Change in Presentation

Overview of Accounting Literature

ASC 250-10-S99 SAB Topic 1.M, “Assessing Materiality” (S99-1), indicates that quantifying the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations, including qualitative factors. S99-1 also states that materiality concerns the significance of an item to users of a registrant’s financial statements.

ASC 250-10-S99-SAB Topic 1.N, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (S99-2), notes that (i) a materiality evaluation must be based on all relevant quantitative and qualitative factors; (ii) such analyses generally begin with quantifying potential misstatements to be evaluated; and (iii) there has been diversity in practice with respect to this initial step of a materiality analysis. S99-2 addresses certain of the quantitative issues discussed in S99-1, but does not alter the analysis required by S99-1.

S99-2 notes the diversity in approaches for quantifying the amount of misstatements primarily stems from the effects of misstatements that were not corrected at the end of the prior year (“prior year misstatements”), and states these prior year misstatements should be considered in quantifying misstatements in current year financial statements. It further states the techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the “rollover” and “iron curtain” approaches.

The “rollover approach” quantifies a misstatement based on the amount of the error originating in the current year income statement. This approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e., it ignores the “carryover effects” of prior year misstatements).

The “iron curtain approach” quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year of origination.

Arthur J. Gallagher & Co.

File No. 001-09761

Quantitative Analysis

The error correction resulted primarily in moving amounts from operating expenses and other noncurrent liabilities in the consolidated statement of earnings, consolidated balance sheet and consolidated statement of stockholders’ equity, respectively, to new line items in such financial statements entitled “Net earnings attributable to noncontrolling interests” and “Stockholders’ equity attributable to noncontrolling interests,” respectively. While the error correction also impacted the consolidated statement of comprehensive earnings, the amount involved was negligible. There was no impact to the consolidated statement of cash flows or the notes to the consolidated financial statements.

Applying relevant accounting guidance, as described further below, we determined that our change in presentation did not materially impact any financial statement item or financial measure important to our investors. Measures we believe are important to our investors include GAAP items such as revenue and basic and diluted net earnings per share; and non-GAAP measures such as organic revenue, EBITDAC (defined as net earnings before interest, income taxes, depreciation, amortization and the change in estimated acquisition earnout payables), and EBITDAC margin, in each case for our combined Brokerage and Risk Management segments (i.e., excluding the Corporate segment). Accordingly, we believe that our change in presentation of non-controlling interests would be unlikely to change or influence the judgment of a reasonable person relying upon our financial statements.

Arthur J. Gallagher & Co.

File No. 001-09761

The following table sets out the quantitative impact of our change in presentation on our 2014 and 2013 consolidated financial statements.1

TABLE 1
	2014				2013
Statement of Earnings - Year	Reported	Correction	Revised	%	Reported	Correction	Revised	%
Total revenues	$4,626.5	$—	$4,626.5	0.0%	$3,179.6	$—	$3,179.6	0.0%

Compensation	2,167.6	—	2,167.6		1,685.0	—	1,685.0
Operating	767.2	(24.9)	742.3	(3.4%)	552.4	(16.5)	535.9	(3.1%)
Cost of revenues from clean coal activities	1,058.9	—	1,058.9	0.0%	437.3	—	437.3	0.0%
Interest	89.0	—	89.0	0.0%	50.1	—	50.1	0.0%
Depreciation	69.4	—	69.4	0.0%	53.4	—	53.4	0.0%
Amortization	189.5	—	189.5	0.0%	125.2	—	125.2	0.0%
Change in estimated acquisition earnout payables	17.5	—	17.5	0.0%	1.7	—	1.7	0.0%

Total expenses	4,359.1	(24.9)	4,334.2	(0.6%)	2,905.1	(16.5)	2,888.6	(0.6%)

Earnings before income taxes	267.4	24.9	292.3	8.5%	274.5	16.5	291.0	5.7%
Provision for income taxes	(36.0)	—	(36.0)	0.0%	5.9	0.5	6.4	7.8%

Net earnings	$303.4	24.9	328.3	7.6%	$268.6	16.0	284.6	5.6%

Net earnings attributable to noncontrolling interests		$24.9	24.9			$16.0	16.0

Net earnings attributable to controlling interests			$303.4				$268.6

Basic net earnings per share	$1.98	$—	$1.98	0.0%	$2.08	$—	$2.08	0.0%

Diluted net earnings per share	$1.97	$—	$1.97	0.0%	$2.06	$—	$2.06	0.0%

Balance Sheet - At December 31,
Total assets	$10,010.0	$—	$10,010.0	0.0%	$6,860.5	$—	$6,860.5	0.0%

Other noncurrent liabilities	1,012.9	(75.9)	937.0	(8.1%)	665.2	(29.3)	635.9	(4.6%)

Total liabilities	6,780.6	(75.9)	6,704.7	(1.1%)	4,775.0	(29.3)	4,745.7	(0.6%)

Stockholders’ equity:			—				—
Common stock	164.6	—	164.6	0.0%	133.6	—	133.6	0.0%
Capital in excess of par value	2,649.4	—	2,649.4	0.0%	1,358.1	—	1,358.1	0.0%
Retained earnings	676.0	—	676.0	0.0%	596.4	—	596.4	0.0%
Accumulated other comprehensive loss	(260.6)	—	(260.6)	0.0%	(2.6)	—	(2.6)	0.0%

Stockholders’ equity attributable to controlling interests			3,229.4				2,085.5
Stockholders’ equity attributable to noncontrolling interests		75.9	75.9			29.3	29.3

Total stockholders’ equity	3,229.4	75.9	3,305.3	2.3%	2,085.5	29.3	2,114.8	1.4%

Total liabilities and stockholders’ equity	$10,010.0	$—	$10,010.0	0.0%	$6,860.5	$—	$6,860.5	0.0%

[1]	We applied both the “rollover” and “iron curtain” methodologies in assessing materiality. We believe application of the two methodologies does not yield any differences because the error was presentation-related.

Arthur J. Gallagher & Co.

File No. 001-09761

Tables setting out the quantitative impact on 2012 full-year and 2014 quarterly consolidated financial statements are included in Appendix I.

The following table sets out the impact of our change in presentation on key non-GAAP measures for our combined Brokerage and Risk Management segments that are of importance to our investors.

TABLE 2
	2014				2013
Non-GAAP Measures - Year	Reported	Correction	Revised	%	Reported	Correction	Revised	%
EBITDAC
Net earnings	$305.0	$0.9	$305.9	0.3%	$251.0	$—	$251.0	0.0%
Provision for income taxes	176.3	(0.1)	176.2	(0.1%)	150.1	—	150.1	0.0%
Depreciation	65.6	—	65.6	0.0%	50.5	—	50.5	0.0%
Amortization	189.5	—	189.5	0.0%	125.2	—	125.2	0.0%
Change in estimated acquisition earnout payables	17.5	—	17.5	0.0%	1.7	—	1.7	0.0%

EBITDAC	$753.9	$0.8	$754.7	0.1%	$578.5	$—	$578.5	0.0%

EBITDAC margin	21%	0%	21%	0.0%	21%	0%	21%	0.0%

Organic change in commissions and fees	5%	0%	5%	0.0%	6%	0%	6%	0.0%
Compensation expense ratio	59%	0%	59%	0.0%	60%	0%	60%	0.0%
Operating expense ratio	20%	0%	20%	0.0%	19%	0%	19%	0.0%

As the tables above demonstrate, the change in presentation had no effect on revenue or basic and diluted net earnings per share in each of 2014 and 2013. As shown in Appendix I, the error had no effect on revenue or basic and diluted net earnings per share in 2012 and in each of the quarterly periods in 2014.2 In addition, in each of 2014, 2013 and 2012, the impact of the change in presentation was less than (3.4)% on operating expenses and less than (0.7)% on the total expenses line item. The impact on EBITDAC margin was 0.0% in each of 2014 and 2013; the impact on EBITDAC was 0.1% for 2014 and 0.0% for 2013; and the impact on organic revenue (labeled “Organic change in commissions and fees”) was 0.0% in each of 2014 and 2013.

Beginning January 1, 2015, amounts related to non-controlling interests were properly presented. Although the percentage impact of the error on our Earnings before income taxes (“pretax income”) in 2014, 2013 and 2012 was 8.5%, 5.7% and 5.9%, respectively, we believe the effect of the error on our pretax income was immaterial for these years for several reasons. As noted above, our investors focus on our revenue and basic and diluted earnings per share numbers, not pretax income. In addition, the impact of the error would not be viewed as significant by our investors because the error related to investments reported in the Corporate segment, and this segment is not generally the primary focus of investor interest. Specifically, prior to January 1, 2015, pretax income from entities consolidated but not wholly owned related primarily to our tax-advantaged clean energy investments, which are reported in the Corporate segment; in addition to our clean energy investments, the Corporate segment reports financial information related to our debt, external acquisition-related expenses and other corporate costs. Prior to January 1, 2015, the pretax income from entities consolidated but not wholly owned in the Brokerage segment was not material to our operating results ($0.9 million, $1.6 million, and $0.4 million, or 0.3%, 0.8%, and 0.3%, in 2014, 2013, and 2012, respectively), and the Risk Management segment did not have any such entities.

[2]	Appendix I includes the effects of the error for fiscal year 2012 and in each of the quarterly periods in 2014, as well as the annual periods for 2013 and 2014. The impacts of the error as presented in the tables above are limited to the effects on 2014 and 2013 solely due to formatting and space constraints.

Arthur J. Gallagher & Co.

File No. 001-09761

Although the impact of the error correction on our “Net earnings” in 2014, 2013 and 2012 was 7.6%, 5.6% and 7.2%, respectively, we believe it should be clear to investors that “Net earnings attributable to controlling interests” is the relevant line item for comparison purposes in the new presentation, and the results reported under these two items are the same. In addition, we believe it should be clear to investors that “Net earnings attributable to controlling interests” is the measure from which basic and diluted net earnings per share is derived. As noted above, and as Table 1 shows, basic and diluted net earnings per share were not impacted by the change in presentation because the numerator of such measures excluded non-controlling interest.

Also, although the impact of the error on our “Other noncurrent liabilities” in 2014, 2013 and 2012 was (8.1)%, (4.6)% and (2.4)%, respectively, given that there is no impact on working capital and no impact on debt levels, we believe this is not an impact that investors would view as important. The impact of the error on “Total stockholders’ equity” in 2014, 2013 and 2012 was 2.3%, 1.4% and 0.8%, respectively.

We also reviewed our leverage ratios used for covenant compliance and discussed the changes in presentation with our various debt holders. We determined that the error has no effect on our leverage ratios. The error also has no effect on our total asset value.

Qualitative Analysis

In accordance with S99-1, an assessment of materiality also includes consideration of the qualitative aspects of the adjustment. S99-1 indicates that relevant factors include the following:

	Considerations Listed in S99-1	Management Assessment

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	• The amounts of the non-controlling interests were precisely measured and there is not any error related to this measurement. The error was one of presentation within the financial statements.

2.	Whether the misstatement masks a change in earnings or other trends.

•       No, the error had no effect on revenue or basic and diluted net earnings per share, on a consolidated basis, as set forth in Table 1, or on the non-GAAP measures important to our investors set forth in Table 2.

•       As noted above, the impact of the error on the “net earnings” line item in 2014, 2013 and 2012 was 7.6%, 5.6% and 7.2%, respectively. However, we believe it should be clear to investors that “Net earnings attributable to controlling interests” is the relevant line item for comparison purposes in the new presentation, and the results reported under these two items are the same.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

•       No. The consensus expectations of our analysts are based on our revenue numbers and basic and diluted net earnings per share, on a consolidated basis, and the error had no effect on these measures, as set forth in Table 1, or on the non-GAAP measures important to our investors set forth in Table 2.

Arthur J. Gallagher & Co.

File No. 001-09761

	Considerations Listed in S99-1	Management Assessment

4.	Whether the misstatement changes a loss into income or vice versa.	• No, the error correction did not change a loss into a gain, or a gain into a loss.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

•       The error correction involves our Corporate segment, which reports financial information related to our debt, tax-advantaged clean energy investments, external acquisition-related expenses and other corporate costs and, as described above, is not generally the primary focus of investor interest.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.	• No, we are not subject to regulatory requirements that could be affected by the correction of the error.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

•       No, we reviewed our leverage ratios used for covenant compliance and discussed the changes in presentation with our various debt holders, and the error does not affect the Company’s compliance with any loan covenants or other contractual requirements.

8.	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

•       The error correction had no effect on management’s compensation. A portion of management’s compensation is based on revenue and EBITAC for the combined Brokerage and Risk Management segments. These measures were unaffected.

9.	Whether the misstatement involves concealment of an unlawful transaction.	• No, the error was not related to any unlawful transaction.

Conclusion

In connection with filing our Quarterly Report, when changes in our business made it clear that as of January 1, 2015, non-controlling interests would begin to impact our core operating business results (in the Brokerage segment), instead of primarily impacting results in the Corporate segment as had historically been the case, we made the determination to change the presentation of non-controlling interests in our consolidated financial statements.

Arthur J. Gallagher & Co.

File No. 001-09761

As described in the foregoing analysis, we believe that prior periods’ consolidated financial statements are not materially misstated as a result of this presentation error. Accordingly, upon converting to the proper presentation beginning with the Quarterly Report filing, we concluded prior periods did not require restatement. However, for comparative purposes, we elected to adjust our previously reported financial statements on a consistent basis with the current presentation.

*        *        *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Seth Diehl, Assistant Secretary and Senior Counsel – Corporate & Securities, at (630) 285-4494 or me at (630) 285-3448.

Very truly yours,

/s/ Walter D. Bay
Walter D. Bay
Vice President, General Counsel and Secretary

cc:	Tabatha McCullom, Senior Staff Accountant, Division of Corporation Finance of the Commission
Joel Parker, Accounting Branch Chief, Division of Corporation Finance of the Commission
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

Appendix I

Arthur J. Gallagher & Co.

File No. 001-09761

	2014				2013				2012
Statement of Earnings - Year	Reported	Correction	Revised	%	Reported	Correction	Revised	%	Reported	Correction	Revised	%
Total revenues	$4,626.5	$—	$4,626.5	0.0%	$3,179.6	$—	$3,179.6	0.0%	$2,520.3	$—	$2,520.3	0.0%

Compensation	2,167.6	—	2,167.6		1,685.0	—	1,685.0		1,493.4	—	1,493.4
Operating	767.2	(24.9)	742.3	(3.4%)	552.4	(16.5)	535.9	(3.1%)	483.2	(15.3)	467.9	(3.3%)
Cost of revenues from clean coal activities	1,058.9	—	1,058.9	0.0%	437.3	—	437.3	0.0%	111.6	—	111.6	0.0%
Interest	89.0	—	89.0	0.0%	50.1	—	50.1	0.0%	43.0	—	43.0	0.0%
Depreciation	69.4	—	69.4	0.0%	53.4	—	53.4	0.0%	41.4	—	41.4	0.0%
Amortization	189.5	—	189.5	0.0%	125.2	—	125.2	0.0%	99.0	—	99.0	0.0%
Change in estimated acquisition earnout payables	17.5	—	17.5	0.0%	1.7	—	1.7	0.0%	3.4	—	3.4	0.0%

Total expenses	4,359.1	(24.9)	4,334.2	(0.6%)	2,905.1	(16.5)	2,888.6	(0.6%)	2,275.0	(15.3)	2,259.7	(0.7%)

Earnings before income taxes	267.4	24.9	292.3	8.5%	274.5	16.5	291.0	5.7%	245.3	15.3	260.6	5.9%
Provision for income taxes	(36.0)	—	(36.0)	0.0%	5.9	0.5	6.4	7.8%	50.3	0.2	50.5	0.4%

Net earnings	$303.4	24.9	328.3	7.6%	$268.6	16.0	284.6	5.6%	$195.0	15.1	210.1	7.2%

Net earnings attributable to noncontrolling interests		$24.9	24.9			$16.0	16.0			$15.1	15.1

Net earnings attributable to controlling interests			$303.4				$268.6				$195.0

Basic net earnings per share	$1.98	$—	$1.98	0.0%	$2.08	$—	$2.08	0.0%	$1.61	$—	$1.61	0.0%

Diluted net earnings per share	$1.97	$—	$1.97	0.0%	$2.06	$—	$2.06	0.0%	$1.59	$—	$1.59	0.0%

Balance Sheet - At December 31,
Total assets	$10,010.0	$—	$10,010.0	0.0%	$6,860.5	$—	$6,860.5	0.0%	$5,352.3	$—	$5,352.3	0.0%

Other noncurrent liabilities	1,012.9	(75.9)	937.0	(8.1%)	665.2	(29.3)	635.9	(4.6%)	605.8	(14.2)	591.6	(2.4%)

Total liabilities	6,780.6	(75.9)	6,704.7	(1.1%)	4,775.0	(29.3)	4,745.7	(0.6%)	3,693.7	(14.2)	3,679.5	(0.4%)

Stockholders’ equity:			—				—				—
Common stock	164.6	—	164.6	0.0%	133.6	—	133.6	0.0%	125.6	—	125.6	0.0%
Capital in excess of par value	2,649.4	—	2,649.4	0.0%	1,358.1	—	1,358.1	0.0%	1,055.4	—	1,055.4	0.0%
Retained earnings	676.0	—	676.0	0.0%	596.4	—	596.4	0.0%	510.4	—	510.4	0.0%
Accumulated other comprehensive loss	(260.6)	—	(260.6)	0.0%	(2.6)	—	(2.6)	0.0%	(32.8)	—	(32.8)	0.0%

Stockholders’ equity attributable to controlling interests			3,229.4				2,085.5				1,658.6
Stockholders’ equity attributable to noncontrolling interests		75.9	75.9			29.3	29.3			14.2	14.2

Total stockholders’ equity	3,229.4	75.9	3,305.3	2.3%	2,085.5	29.3	2,114.8	1.4%	1,658.6	14.2	1,672.8	0.8%

Total liabilities and stockholders’ equity	$10,010.0	$—	$10,010.0	0.0%	$6,860.5	$—	$6,860.5	0.0%	$5,352.3	$—	$5,352.3	0.0%

Appendix I

Arthur J. Gallagher & Co.

File No. 001-09761

Statement of Earnings - Year	Q1 2014				Q2 2014				Q3 2014				Q4 2014
	Reported	Correction	Revised	%	Reported	Correction	Revised	%	Reported	Correction	Revised	%	Reported	Correction	Revised	%
Total revenues	$915.0	$—	$915.0	0.0%	$1,179.3	$—	$1,179.3	0.0%	$1,286.8	$—	$1,286.8	0.0%	$1,245.4	$—	$1,245.4	0.0%

Compensation	466.3	—	466.3		530.0	—	530.0		564.6	—	564.6		606.7	—	606.7
Operating	157.2	(8.4)	148.8	(5.6%)	184.0	(4.8)	179.2	(2.7%)	205.0	(7.7)	197.3	(3.9%)	221.0	(4.0)	217.0	(1.8%)
Cost of revenues from clean coal activities	171.0	—	171.0	0.0%	270.5	—	270.5	0.0%	326.2	—	326.2	0.0%	291.2	—	291.2	0.0%
Interest	16.2	—	16.2	0.0%	21.2	—	21.2	0.0%	25.9	—	25.9	0.0%	25.7	—	25.7	0.0%
Depreciation	14.8	—	14.8	0.0%	16.6	—	16.6	0.0%	18.6	—	18.6	0.0%	19.4	—	19.4	0.0%
Amortization	38.1	—	38.1	0.0%	42.9	—	42.9	0.0%	54.3	—	54.3	0.0%	54.2	—	54.2	0.0%
Change in estimated acquisition earnout payables	5.1	—	5.1	0.0%	7.0	—	7.0	0.0%	4.5	—	4.5	0.0%	0.9	—	0.9	0.0%

Total expenses	868.7	(8.4)	860.3	(1.0%)	1,072.2	(4.8)	1,067.4	(0.4%)	1,199.1	(7.7)	1,191.4	(0.6%)	1,219.1	(4.0)	1,215.1	(0.3%)

Earnings before income taxes	46.3	8.4	54.7	15.4%	107.1	4.8	111.9	4.3%	87.7	7.7	95.4	8.1%	26.3	4.0	30.3	13.2%
Provision for income taxes	(3.0)	(0.1)	(3.1)	3.2%	(1.9)	0.1	(1.8)	(5.6%)	(5.9)	—	(5.9)	0.0%	(25.2)	—	(25.2)	0.0%

Net earnings	$49.3	8.5	57.8	14.7%	$109.0	4.7	113.7	4.1%	$93.6	7.7	101.3	7.6%	$51.5	4.0	55.5	7.2%

Net earnings attributable to noncontrolling interests		$8.5	8.5			$4.7	4.7			$7.7	7.7			$4.0	4.0

Net earnings attributable to controlling interests			$49.3				$109.0				$93.6				$51.5

Basic net earnings per share	$0.37	$—	$0.37	0.0%	$0.71	$—	$0.71	0.0%	$0.58	$—	$0.58	0.0%	$0.32	$—	$0.32	0.0%

Diluted net earnings per share	$0.36	$—	$0.36	0.0%	$0.70	$—	$0.70	0.0%	$0.28	$—	$0.28	0.0%	$0.31	$—	$0.31	0.0%